SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Tele Centro Oeste Celular Participações S.A. and Subsidiaries

Interim Financial Statements for the Quarter

Ended March 31, 2004 and

Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of

Tele Centro Oeste Celular Participações S.A.

Brasília - DF

1.We have made a special review of the accompanying interim financial statements of Tele Centro Oeste Celular Participações S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of March 31, 2004, the statements of income for the quarter then ended, and the performance report, all expressed in Brazilian reais and prepared in accordance with accounting practices adopted in Brazil under the responsibility of the Company’s management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. We had previously audited the Company and consolidated balance sheets as of December 31, 2003, presented for comparative purposes, and issued an unqualified opinion thereon, dated February 3, 2004. The Company and consolidated statements of income for the quarter ended March 31, 2003, presented for comparative purposes, were reviewed by other independent auditors whose review report thereon, dated May 2, 2003, was unqualified.

5. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 20, 2004

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003

(In thousands of Brazilian reais - R$)

	Company		Consolidated
ASSETS	03/31/04	12/31/03	03/31/04	12/31/03
	Unaudited		Unaudited
CURRENT ASSETS
Cash and cash equivalents	98.831	107.516	914.231	972.054
Trade accounts receivable, net	103.588	96.147	454.898	390.257
Receivables from subsidiaries and affiliates	105.517	97.636	420	-
Inventories	17.883	22.718	79.336	79.076
Deferred and recoverable taxes	35.335	31.817	155.819	150.011
Prepaid expenses	3.991	2.914	15.730	12.274
Other	3.154	2.946	11.676	6.565
	368.299	361.694	1.632.110	1.610.237
NONCURRENT ASSETS
Receivables from affiliates	5.276	4.301	-	-
Deferred and recoverable taxes	32.594	31.022	56.605	55.264
Derivatives	8	44	16	87
Prepaid expenses	676	-	3.849	-
Other	26.272	56.818	28.150	58.134
	64.826	92.185	88.620	113.485
PERMANENT ASSETS
Investments	1.360.616	1.280.369	4.197	4.588
Property, plant and equipment, net	240.385	247.355	882.517	891.030
Deferred charges, net	-	-	25.775	26.910
	1.601.001	1.527.724	912.489	922.528
TOTAL ASSETS	2.034.126	1.981.603	2.633.219	2.646.250

The accompanying notes are an integral part of these financial statements.

	Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/04	12/31/03	03/31/04	12/31/03
	Unaudited		Unaudited
CURRENT LIABILITIES
Payroll and related accruals	7.227	11.159	12.620	20.326
Trade accounts payable	55.126	63.229	240.497	270.221
Taxes payable	24.555	35.451	90.664	133.345
Payable to subsidiaries and affiliates	3.410	913	4.593	6.040
Loans and financing	28.369	26.783	138.838	135.042
Interest on capital and dividends payable	127.916	127.916	135.119	135.119
Pension plan	-	-	35	-
Derivatives	3.224	2.943	10.980	9.426
Other	2.910	3.158	13.727	13.976
	252.737	271.552	647.073	723.495
LONG-TERM LIABILITIES
Loans and financing	41.898	43.435	212.673	223.098
Reserve for contingencies	109.281	105.166	112.134	109.373
Payable to subsidiaries and affiliates	-	-	-	-
Pension plan	1.681	1.681	2.810	2.810
Derivatives	3.378	3.011	6.667	5.667
Other	550	546	545	546
	156.788	153.839	334.829	341.494
MINORITY INTEREST	-	-	26.716	25.049
SHAREHOLDERS' EQUITY
Capital	764.511	570.095	764.511	570.095
Treasury shares	(49.162)	(49.162)	(49.162)	(49.162)
Capital reserves	64.134	114.380	64.134	114.380
Income reserves	480.234	655.574	480.234	655.574
Retained earnings	364.758	265.199	364.758	265.199
	1.624.475	1.556.086	1.624.475	1.556.086
Capitalizable funds	126	126	126	126
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2.034.126	1.981.603	2.633.219	2.646.250

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31, 2004 AND 2003

(In thousands of Brazilian reais - R$, except for per share data)

(Unaudited)

	Company		Consolidated
	03/31/04	03/31/03	03/31/04	03/31/03
GROSS REVENUE
Telecommunication services	125.458	124.994	535.265	476.529
Sales of products	23.122	10.208	84.280	48.355
	148.580	135.202	619.545	524.884
Deductions	(33.001)	(27.039)	(156.938)	(111.804)
NET OPERATING REVENUE	115.579	108.163	462.607	413.080
Cost of services provided and products sold	(49.709)	(51.449)	(181.658)	(191.086)
GROSS PROFIT	65.870	56.714	280.949	221.994
OPERATING INCOME (EXPENSES)
Selling expenses	(28.072)	(12.948)	(107.183)	(60.460)
General and administrative expenses	(14.848)	(26.313)	(36.283)	(45.125)
Other operating expenses	(3.381)	(3.148)	(11.024)	(8.297)
Other operating income	12.817	12.597	15.874	7.141
Equity pick-up	80.577	77.126	-	-
	47.093	47.314	(138.616)	(106.741)
INCOME BEFORE FINANCIAL INCOME (EXPENSES)	112.963	104.028	142.333	115.253
Financial expenses	(7.395)	(35.292)	(20.010)	(50.602)
Financial income	3.902	31.258	34.347	77.899
INCOME FROM OPERATIONS	109.470	99.994	156.670	142.550
Nonoperating income (expenses), net	158	321	(2.173)	468
INCOME BEFORE TAXES	109.628	100.315	154.497	143.018
Provision for income and social contribution taxes	(10.069)	(8.089)	(53.210)	(48.969)
Minority interest	-	-	(1.728)	(1.823)
NET INCOME	99.559	92.226	99.559	92.226
EARNINGS PER THOUSAND SHARES - R$	0,26	0,24

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE QUARTER ENDED MARCH 31, 2004

(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

Tele Centro Oeste Celular Participações S.A. (“Company” or “TCO”) is a publicly-traded company which, as of March 31, 2004, is controlled by Telesp Celular Participações S.A. (“TCP”) (90.79% of voting capital and 29.70% of total capital).

The Company is the controlling company of Telegoiás Celular S.A. (“Telegoiás”), Telemat Celular S.A. (“Telemat”), Telems Celular S.A. (“Telems”), Teleron Celular S.A. (“Teleron”), Teleacre Celular S.A. (“Teleacre”) and Norte Brasil Telecom S.A. (“NBT”).

The Company provides mobile telephone services, including necessary or useful activities to provide its services, in conformity with the authorization received to operate in the Distrito Federal area until July 24, 2006. The subsidiaries also provide mobile telephone services as described below:

Subsidiary	Interest - %	Operation area	Expiration date of authorization

Telegoiás	97.21	Goiás and Tocantins States	10/29/2008
Telemat	97.90	Mato Grosso State	03/30/2009
Telems	98.61	Mato Grosso do Sul State	09/28/2009
Teleron	97.31	Rondônia State	07/21/2009
Teleacre	98.41	Acre State	07/15/2013
NBT	100.00	Amazonas, Roraima, Amapá, Pará and Maranhão States	11/29/2013

Authorizations may be renewed once for 15 years, on a chargeable basis.

On July 6, 2003, the wireless operators implemented the Carrier Selection Code (CSP) on national (VC2 and VC3) and international long distance calls, in accordance with the Personal Mobile Service (SMP) rules. The operators no longer receive VC2 and VC3 revenues; instead, they receive interconnection revenues for the use of their networks on these calls.

The Company also owns TCO IP S.A. (“TCO IP”), which provides telecommunications services, Internet access, solutions and other.

Telecommunications services provided by the Company and its subsidiaries, including related services, are regulated by the Federal regulatory authority, the National Telecommunications Agency (ANATEL), as authorized by Law No. 9,472, of July 16, 1997, and the respective regulations, decrees, decisions, and plans.

2. PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. In consolidation, all intercompany balances and transactions have been eliminated.

The financial statements as of December 31 and March 31, 2003 have been reclassified, where applicable, for comparability purposes.

3. SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

The interim financial statements are expressed in thousands of Brazilian reais (R$) and have been prepared in accordance with accounting practices adopted in Brazil and standards established by the Brazilian Securities Commission (CVM), which do not provide for the recognition of inflation effects beginning January 1, 1996.

The accompanying interim financial statements, except for the standardization of the criteria adopted by TCP for handset subsidy and accounting recognition of FISTEL (Telecommunication Inspection Fund) fees (TFI and TFF), have been prepared in accordance with principles, practices and criteria applied consistently with those used to prepare the financial statements at last yearend and should be analyzed together with those financial statements.

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31/03

Cash and cash equivalents	2,188	8,494	8,328	24,690
Temporary cash investments	96,643	99,022	905,903	947,364
Total	98,831	107,516	914,231	972,054

Temporary cash investments refer to fixed-income investments which are indexed to interbank deposit (CDI) rates.

5. TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31/03

Unbilled amounts	14,908	17,877	54,259	61,300
Billed amounts	42,478	42,479	167,086	151,564
Interconnection	40,637	26,604	202,146	117,876
Products sold	13,840	17,612	68,246	93,345
Allowance for doubtful accounts	(8,275)	(8,425)	(36,839)	(33,828)
Total	103,588	96,147	454,898	390,257

Changes in the allowance for doubtful accounts were as follows:

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31/03

Beginning balance	8,425	4,734	33,828	26,594
Additions in the first quarter	3,189	2,021	16,737	9,510
Write-offs for the first quarter	(3,339)	(1,583)	(13,726)	(7,763)
Balance as of March 31	8,275	5,172	36,839	28,341
Additions in the second, third and fourth quarters		9,511		37,624
Write-offs for second, third and fourth quarters		(6,258)		(32,137)
Balance as of December 31, 2003		8,425		33,828

6. INVENTORIES

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31/03

Digital handsets	15,578	18,388	70,604	65,490
Other	3,139	4,707	13,877	14,915
Allowance for obsolescence	(834)	(377)	(5,145)	(1,329)
Total	17,883	22,718	79,336	79,076

7. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31/03

Recoverable income and social contribution taxes	6,517	6,555	43,825	42,309
Withholding income tax	6,353	6,234	35,533	28,689
Recoverable ICMS (State VAT)	16,161	12,730	52,683	54,866
Recoverable PIS and COFINS (taxes on revenue) and other	876	166	2,289	273
Total recoverable taxes	29,907	25,685	134,330	126,137
ICMS on unbilled sales	480	509	2,816	3,228
Deferred income and social contribution taxes	37,542	36,645	75,278	75,910
Total	67,929	62,839	212,424	205,275

Current	35,335	31,817	155,819	150,011
Noncurrent	32,594	31,022	56,605	55,264

Deferred income and social contribution taxes are comprised of:

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31/03

Merged tax credit (corporate restructuring)	4,769	6,359	16,457	21,943
Allowance/Reserve for:
Contingencies	25,669	24,270	26,639	25,701
Doubtful accounts	2,814	2,864	12,525	11,501
Network use	582	331	4,048	2,153
Commission	1,097	968	4,923	5,316
Advertising	651	466	2,263	1,497
Other	1,960	1,387	8,423	7,799
Total	37,542	36,645	75,278	75,910

Current	14,205	14,668	50,847	52,883
Noncurrent	23,337	21,977	24,431	23,027

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a) The merged tax credit consists of the net balance of goodwill and the reserve for maintenance of integrity of shareholders’ equity (Note 29), is realized as goodwill and is being amortized by TCO and its subsidiaries until December 31, 2004.

b) Temporary differences will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

Technical feasibility studies, approved by Company’s Board of Directors and Fiscal Council, indicate the full recovery of the deferred taxes recognized as determined by CVM Resolution No. 371. Realization of the tax credits is estimated as follows:

Year	Consolidated

2004	50,847
2005	1,454
2006	22,977
Total	75,278

CVM Resolution No. 371 determines that periodic studies must be carried out to support the maintenance of the amounts recorded. The subsidiary TCO IP did not recognize deferred income and social contribution taxes on tax losses and temporary differences, due to the lack of projections of taxable income to be generated in the short term.

8. REPAID EXPENSES

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31/03

Advertising	2,117	2,091	8,851	9,587
FISTEL fees	1,487	-	8,394	-
Financial charges	471	471	1,036	1,036
Insurance premiums	47	70	148	224
Other	545	282	1,150	1,427
Total	4,667	2,914	19,579	12,274

Current	3,991	2,914	15,730	12,274
Noncurrent	676	-	3,849	-

9. OTHER ASSETS

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31//03

Advances to employees	1,853	2,258	4,237	4,126
Advance for purchase of shares	13,823	44,461	13,823	44,461
Escrow deposits	12,388	12,347	13,730	13,660
Handset subsidy	890	-	5,003	-
Other	472	698	3,033	2,452
Total	29,426	59,764	39,826	64,699

Current	3,154	2,946	11,676	6,565
Noncurrent	26,272	56,818	28,150	58,134

10. INVESTMENTS

a) Investments in subsidiaries

Investee	Common stock interest (%)	Preferred stock interest (%)	Total interest (%)

Telegoiás	98.69	96.37	97.21
Telemat	99.54	96.28	97.90
Telems	99.67	97.65	98.61
Teleron	98.39	96.66	97.31
Teleacre	99.96	96.62	98.41
NBT	100.00	100.00	100.00
TCO IP	99.99	100.00	99.99

b) Number of shares held

Investee	Common	Preferred	Total

Telegoiás	2,400	4,147	6,547
Telemat	351	345	696
Telems	598	650	1,248
Teleron	268	439	707
Teleacre	1,064	892	1,956
NBT	24,001	47,999	72,000
TCO IP	499	500	999

c) Information on subsidiaries

Investee	Shareholders’ equity as of March 31, 2004	Shareholders’ equity as of December 31, 2003

Telegoiás	524,317	493,207
Telemat	306,418	285,334
Telems	238,844	223,012
Teleron	73,740	69,269
Teleacre	39,954	37,314
NBT	205,343	197,276
TCO IP	(5,822)	(4,920)

Investee	Net income (loss) for the quarter ended March 31, 2004	Net income (loss) for the quarter ended March 31, 2003

Telegoiás	31,110	30,260
Telemat	21,085	16,572
Telems	15,833	13,890
Teleron	4,471	4,667
Teleacre	2,640	2,449
NBT	8,068	12,084
TCO IP	(902)	(972)

d) Components and changes

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31/03

Investment in subsidiaries	1,346,316	1,233,609	-	-
Goodwill paid on investment acquisition	21,872	53,430	6,288	6,678
Negative goodwill on acquisition of interest in NBT	(2,282)	(2,282)	(2,282)	(2,282)
Advance for future capital increase - TCO IP	510	510	-	-
Reserve for losses on investment - TCO IP	(5,822)	(4,920)	-	-
Other investments	22	22	191	192
Investment balance	1,360,616	1,280,369	4,197	4,588

Changes in investment balances as of March 31, 2004 and December 31, 2003 are as follows:

	03/31/04	12/31/03

Beginning balance of investments, net of reserve for losses	1,280,369	1,061,288
Equity pick-up	81,479	374,095
Interest on capital and dividends received	-	(149,419)
Goodwill paid on investment acquisitions	1	253
Reserve for investment losses	(902)	(4,730)
Investments in subsidiaries	59	1,843
Expired dividends and interest on capital (subsidiary)	-	(1,400)
Amortization of goodwill on investment acquisitions	(390)	(1,561)
Ending balance of investments, net of reserve for loss	1,360,616	1,280,369

Goodwill and negative goodwill in the amount of R$4,006 (R$4,396 as of December 31, 2003) refer to:

NBT

a) Acquisition of the 45% equity interest in NBT from Inepar S.A. (“Inepar”) in May 1999, and capital increase in June 2000 by the Company.

b) Negative goodwill on purchase of the 1.67% equity interest in NBT from Inepar in June 2003 in the amount of R$2,282.

c) Amortization in the first quarter of 2004 in the amount of R$390.

Telegoiás

a) Acquisition of Telegoiás shares in the market in November 2001.

The goodwill related to NBT and Telegoiás is being amortized over ten and five years, respectively.

11. PROPERTY, PLANT AND EQUIPMENT

		Company
		03/31/04			12/31/03
	Annual depreciation rate - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	313,168	(215,840)	97,328	91,632
Switching equipment	10	86,650	(37,385)	49,265	51,095
Infrastructure	5 - 10	70,686	(42,445)	28,241	29,020
Land	-	2,185	-	2,185	2,185
Software use rights	20	51,638	(25,455)	26,183	25,921
Buildings	4	12,234	(7,164)	5,070	6,262
Terminals	(a)	18,311	(15,362)	2,949	2,176
Other assets	5 - 20	29,743	(15,244)	14,499	14,785
Assets and construction in progress	-	14,665	-	14,665	24,279
Total		599,280	(358,895)	240,385	247,355

		Consolidated
		03/31/04			12/31/03
	Annual depreciation rate - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	867,613	(519,088)	348,525	346,389
Switching equipment	10	271,211	(108,162)	163,049	169,606
Infrastructure	5 - 10	179,387	(74,495)	104,892	106,664
Land	-	7,898	-	7,898	7,898
Software use rights	20	139,487	(61,563)	77,924	76,594
Buildings	4	28,990	(9,614)	19,376	20,550
Terminals	(a)	35,160	(25,702)	9,458	7,675
Concession license	5 - 20	60,550	(18,602)	41,948	43,042
Other assets	5 - 20	69,585	(30,924)	38,661	34,919
Assets and construction in progress	-	70,786	-	70,786	77,693
Total		1,730,667	(848,150)	882,517	891,030

(a) As from January 1, 2004, the useful life of terminals was reduced from 24 months to 18 months, in order to better reflect the state of operations. This change resulted in an increase in depreciation expense of R$1,767 for the quarter.

12. DEFERRED CHARGES

	Consolidated
	Annual amortization rate - %	03/31/04	12/31/03

Preoperating expenses:
Financial expenses	10	16,701	16,701
General and administrative expenses	10	27,991	27,991
		44,692	44,692
Accumulated amortization-
Preoperating		(18,917)	(17,782)
Total		25,775	26,910

13. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31/03

Suppliers	39,385	46,058	158,229	196,282
Interconnection	8,118	5,411	32,915	16,728
Amounts to be transferred - SMP (a)	5,288	8,761	40,125	36,035
Other	2,335	2,999	9,228	21,176
Total	55,126	63,229	240,497	270,221

(a) Refers to long-distance services to be passed on to operators due to the migration to the Personal Mobile Service (SMP) system.

14. TAXES PAYABLE

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31/03

State VAT (ICMS)	16,611	13,261	58,653	57,242
Income and social contribution taxes	-	-	11,930	23
Taxes on revenue (PIS and COFINS)	6,326	8,472	12,843	16,718
FISTEL fees	611	12,594	3,831	55,832
FUST and FUNTTEL	259	313	938	1,219
Other taxes	748	811	2,469	2,311
Total	24,555	35,451	90,664	133,345

15. OANS AND FINANCING

a) Composition of debt

			Company		Consolidated
Description	Currency	Charges	03/31/04	12/31/03	03/31/04	12/31/03

BNDES	R$	TJLP + interest of 3.5% to 4% per year	10,604	11,821	160,106	171,067
Other	R$	Column 27 FGV	-	-	1,750	1,845
Teleproduzir (a)	R$	Interest of 0.2% per month	-	-	11,933	9,972
Finimp	US$	Libor + interest of 2% to 7% per year	-	-	30,280	29,705
Resolution No. 2,770	US$	US$ + average interest of 7.41% per year	210	205	1,794	1,755
Export Development Corporation - EDC	US$	Six-month Libor + interest of 3.9% to 5% per year	59,065	57,784	128,261	125,509
BNDES - basket of currencies	UMBNDES	Basket of currencies variation UMBNDES + 3.5% per year	-	-	15,199	15,987
Interest			388	408	2,188	2,300
Total			70,267	70,218	351,511	358,140

Current			28,369	26,783	138,838	135,042
Long term			41,898	43,435	212,673	223,098

(a) The long-term portion related to the benefit under the “Programa Teleproduzir” refers to an agreement made with the Goiás State Government for deferral of ICMS payments. This amount was reclassified from taxes payable to loans and financing. Pursuant to this agreement, the ICMS due will be paid in 84 monthly installments, with a grace period of 12 months from the end date of utilization of the benefit, expected to occur in October 2004.

b) Repayment schedule

The long-term portion of loans and financing matures as follows:

	03/31/04
Year	Company	Consolidated

2005	22,259	90,025
2006	19,639	72,119
2007	-	39,014
2008	-	5,121
2009	-	1,705
2010	-	1,705
2011	-	1,705
2012	-	1,279
Total	41,898	212,673

c) Restrictive covenants

The Company and its subsidiaries have loans and financing from the National Bank for Economic and Social Development (BNDES) and Export Development Corporation (EDC), whose consolidated balances at March 31, 2004 are R$175,305 and R$128,261, respectively. As of that date, various loan covenants were complied with by the Company and its subsidiaries.

d) Derivatives

Consolidated

As of March 31, 2004, the Company and its subsidiaries have exchange rate swap contracts in the notional amount of US$61,582,000 to hedge against exchange rate fluctuations on foreign currency obligations. As of March 31, 2004, the Company and its subsidiaries recognized an accumulated net unrealized loss of R$17,631 (net gain of R$15,006 as of December 31, 2003) on these derivatives, represented by a balance of R$16 (R$87 as of December 31, 2003) in noncurrent assets, and a balance of R$17,647 (R$15,093 as of December 31, 2003) in liabilities, of which R$10,980 (R$9,426 as of December 31, 2003) in current and R$6,667 (R$5,667 as of December 31, 2003) in long term.

e) Guarantees

Banks	Guarantees

BNDES - TCO operators	In the event of default, 15% of receivables and CDBs equivalent to the amount of the next installment payable are pledged.

BNDES NBT	In the event of default, 100% of receivables and CDBs equivalent to the amount of next installment payable during the first year and two installments payable in the remaining period are pledged.

EDC	TCO’s and other subsidiaries’ guarantees.

Other loans and financing	TCO’s guarantee.

16. OTHER LIABILITIES

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31/03

Services to be provided - prepaid	2,259	2,037	11,159	11,826
Accrual for customer loyalty program (a)	529	340	1,354	870
Customers	122	781	1,214	1,280
Total	2,910	3,158	13,727	13,976

(a) On November 1, 2002, the Company launched a customer loyalty program whereby the customer makes calls and earns points redeemable for prizes (call minutes, points in TAM airline loyalty program, and other). The points expire in 24 months. Accumulated points are accrued when granted, considering redemption prospects based on the consumption profile of participant customers. The accrual is reduced when points are redeemed by customers.

17. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserves are as follows:

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31/03

Telebrás	98,936	94,931	98,936	94,931
Tax	9,525	9,525	9,557	11,191
Civil	660	534	3,141	2,653
Labor	160	176	500	598
Total	109,281	105,166	112,134	109,373

Telebrás

Corresponds to original loans from Telecomunicações Brasileiras S.A. - Telebrás that, according to Attachment II to the Spin-off Report dated February 28, 1998, approved by the Shareholders’ Meeting held in May 1998, and in the opinion of the Company’s management, should be allocated to the respective holding companies of Telegoiás and Telebrasília Celular S.A.

Management believes that there was an error in the allocation of the loans upon the spin-off and suspended the payments after the change in the Company’s control. The loans are restated based on the general market price index (IGP-M) plus interest of 6% per year.

In June 1999, the Company filed a lawsuit claiming that all assets related to these loans, as well as the accessory items of these assets, are owned by it and also claiming for refund for the installments paid.

In November 1999, the Company’s management decided to transfer to the holding company the liability arising from the loan originally payable to Telebrás, since the liability was absorbed in the spin-off process.

On August 1, 2001, a court decision dismissed the Company’s claims in the declaratory action; however, on October 8, 2001, the Company filed an appeal, which has not yet been judged to date.

The Company’s legal counsel believes that the chances of an unfavorable outcome on these contingencies are probable as to the merit of the claim and possible as to the restatement index. The unaccrued difference as of March 31, 2004 between the original contractual rates and the restatement index used as described above is estimated at R$29,286 (R$31,669 as of December 31, 2003).

Tax

Probable loss

a) PIS and COFINS (taxes on revenue)

On November 27, 1998, the calculation of PIS and COFINS was changed by Law
No. 9,718, which: (i) increased the COFINS rate from 2% to 3%; (ii) authorized a deduction of up to 1/3 of the COFINS amount from social contribution tax (CSLL); and also (iii) indirectly increased COFINS and PIS due by the subsidiaries, requiring the inclusion of other revenue in their tax bases.

According to our legal counsel, this increase is unconstitutional, since: (i) article 195 of the Constitution of the Federative Republic of Brazil, which took effect upon publication of Law No. 9,718, determined that PIS and COFINS should be levied only on payroll, revenues and profits; (ii) the federal government used an inadequate means to increase COFINS and PIS, i.e., ordinary law instead of complementary law; and (iii) to come into force, the 90-day period from the date of publication of the Law was not met.

The Company filed a lawsuit challenging the constitutionality of the tax collection set forth in Law No. 9,718/98. To suspend the tax credit requirement, accruals were recorded and escrow deposits were made for the amounts determined by the subsidiaries, totaling approximately R$9,525 (R$9,709 as of December 31, 2003). Therefore, there will be no need for new disbursements.

b) ICMS (State VAT)

The subsidiaries received tax assessment notices totaling R$10,176 (R$3,252 as of December 31, 2003) related to: (i) levy of ICMS on bonus services provided for sales of prepaid cellular cards and handsets (deemed as communication services), for the period from June 1999 to December 2001 in the total amount of R$3,493; (ii) ICMS levied on chargeable communication/telecommunication services, such as access, connection and activation, Detraf (traffic and service document), and other supplementary services and additional resources that optimize or expedite the communication process, covering the period from January 1998 to December 2000, in the total amount of R$450; (iii) ICMS on supply of cellular phone cards and automatic inclusion of bonus cellular minutes, so as to provide to third parties material conditions for communication to occur on business terms, for the period from May to December 2001, in the total amount of R$280; (iv) several ICMS assessments related to the sale of goods in the amount of R$282; (v) R$1,119 related to ICMS on supplementary services; (vi) R$477 related to several ICMS tax assessments; (vii) R$3,187 related to supposed tax credit arising from the nonpayment of ICMS on sales of phone cards; and (viii) R$888 due to omission or undue utilization of the credit recorded in the ICMS calculation statement (DAICMS).

Based on the opinion of its legal counsel and tax consultants, management believes that the resolution of these matters will not have a material adverse effect on the Companies’ financial position and thus no reserve has been recorded in the financial statements as of March 31, 2004.

c) ISS (municipal service tax)

Alleged tax debt relating to the period from October 2000 to May 2002, for the nonpayment of ISS on revenue from several services provided by NBT (Roraima). The debt claimed is R$452 (R$452 as of December 31, 2003).

Remote loss

a) ICMS

In June 1998, CONFAZ (National Council of Fiscal Policy) approved ICMS Agreement No. 69/98, which, among other things, determined that, beginning July 1, 1998, the amounts charged for cellular activation and other supplementary services must be included in the ICMS tax base. Supposedly due to its interpretative nature, said Agreement also determined that the ICMS could be applied retroactively on services provided within five years before June 30, 1998.

Management believes that the predecessors of its subsidiaries are liable for any tax liabilities arising from the retroactive levy of ICMS on revenues from activation fees accounted for in periods prior to 1998. No accrual has been made in the consolidated financial statements for periods prior to 1998.

Disagreeing with this requirement, the subsidiaries filed lawsuits challenging the constitutionality of the tax collection. To suspend the tax credit requirement, escrow deposits were made for the amounts determined by the subsidiaries, totaling approximately R$2,335 (R$2,200 as of December 31, 2003).

Based on the opinion of its legal counsel and tax consultants, management believes that the resolution of these matters will not have a material adverse effect on the Companies’ financial position and thus no reserve has been recorded in the financial statements as of March 31, 2004.

b) PIS and COFINS

b.1) Taxes passed on to telecommunication service prices

Refer to public civil actions filed by the Public Prosecutor’s Office and various consumer protection associations against the subsidiaries in the States of Maranhão, Distrito Federal, Rondônia, Goiás and Amapá, challenging the passing on of the cost of PIS and COFINS to telecommunication service prices. Said actions are seeking: (i) the immediate suspension of the passing on of PIS and COFINS to consumers; and (ii) refund of double the PIS and COFINS amounts charged to consumers residing in the above-mentioned States, plus monetary restatement and interest.

Based on the opinion of the outside legal counsel that the chances of loss in these cases are remote, management believes that the resolution of the matters will not have a material adverse effect on the Company’s financial position. Accordingly, no reserve has been recorded in the financial statements as of March 31, 2004.

b.2) Other tax assessments

There are tax assessments in the total amount of R$10,165 (R$9,200 as of December 31, 2003) requiring: (i) R$6,000 - COFINS levied on revenues from domestic and international roaming services and international calls originating in Brazil; and (ii) R$4,165 - COFINS included in DCTF (Declaration of Federal Tax Debts and Credits), for which payments were not identified.

c) IRPJ (corporate income tax) and CSLL (social contribution tax)

There are tax assessments in the total amount of R$18,422 (R$14,900 as of December 31, 2003) requiring: (i) R$14,157 - IRPJ included in the DCTF, for which payments were not identified; (ii) R$1,872 - CSLL included in the DCTF, for which payments were not identified; and (iii) R$2,393 - assessed by the Federal Revenue Service due to the amount paid for FINOR (Northeast Investment Fund) in 1998.

Labor and civil

Include several labor and civil claims, for which a reserve has been recognized as shown above, in an amount considered to be sufficient to cover probable losses.

In the cases in which the chance of loss is classified as possible, the amount involved is R$7,751 (R$5,505 as of December 31, 2003) for civil claims and R$1,381 (R$1,149 as of December 31, 2003) for labor claims.

18. LEASES (CONSOLIDATED)

The Company and its subsidiaries have lease agreements. Expenses recorded in the first quarter of 2004 were R$1,000 (R$997 as of March 31, 2003). The outstanding obligation under such agreements, adjusted at the exchange rate prevailing at March 31, 2004, is R$2,934 (R$3,704 as of December 31, 2003). This balance will be paid in monthly, bimonthly and quarterly installments through June 2005, as established in the related agreements.

SHAREHOLDERS’ EQUITY

a) Capital

On March 30, 2004, the Company increased its capital by R$175,338, without issuance of new shares, through capitalization of part of the income reserve exceeding capital as of December 31, 2003 and by R$19,078, with issuance of 2,247,062 common shares, through capitalization of the tax benefit realized in 2001, 2002 and 2003.

As a result, the Company’s capital was increased from R$570,095 to R$764,511, composed of shares without par value, as shown below:

Thousands of shares	03/31/04	12/31/03

Common shares	128,680,400	126,433,338
(-) Common shares in treasury	(5,791,394)	(5,791,394)
Preferred shares	252,766,698	252,766,698
Total	375,655,704	373,408,642

b) Treasury shares

Shares held in treasury as of March 31, 2004 and December 31, 2003 totaled 5,791,394,000 common shares. In the quarter, no common or preferred shares for treasury have been purchased.

c) Capital reserves

i) Special premium reserve

This reserve resulted from the corporate restructuring implemented by the Company and will be capitalized in favor of the controlling shareholder when the tax benefit is effectively realized.

d) Income reserves

i) Legal reserve

The legal reserve is calculated based on 5% of annual net income until it equals 20% of paid-up capital or 30% of capital plus capital reserves; from then on allocations to this reserve are no longer mandatory. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital. This reserve is recognized at yearend.

ii) Retained earnings reserve for expansion

According to article 196 of Law No. 6,404/76, the Annual Shareholders’ Meeting approved the recognition of a retained earnings reserve in the amount of R$310,238 with the remaining balance of the net income for 2003, after deductions for legal reserve and dividends, for use in future investments based on the capital budget also approved by the Annual Shareholders’ Meeting.

e) Dividends

Preferred shares do not have voting rights, except in the circumstances set forth in article 12 of the bylaws; they have priority in the redemption of capital, without premium, are entitled to receive dividends of at least 25% of net income for the year, calculated as defined by article 202 of corporate law, have priority in the payment of minimum, noncumulative dividends based on the greater of the following: (a) 6% per year of the amount resulting from the division of the subscribed capital by the total number of shares outstanding, or (b) 3% per year of the amount resulting from the division of the shareholders’ equity by the total number of shares outstanding, and are entitled to receive dividends equivalent to those paid to holders of common shares, after dividends in the same amount as mandatory minimum dividends on preferred shares have been paid to such holders.

20. NET OPERATING REVENUE

	Company		Consolidated
	03/31/04	03/31/03	03/31/04	03/31/03

Monthly subscription charges	12,702	11,607	40,124	33,673
Use of network	63,461	62,604	275,801	250,533
Roaming charges	-	2,838	-	7,303
Additional call charges	2,480	1,920	7,243	5,662
Interconnection	43,635	44,255	201,543	174,061
Additional services	2,162	1,770	7,271	5,049
Sales of products	23,122	10,208	84,280	48,355
Revenue from Internet	-	-	26	248
Other services	1,018	-	3,257	-
Gross operating revenue	148,580	135,202	619,545	524,884
Deductions	(33,001)	(27,039)	(156,938)	(111,804)
Net operating revenue	115,579	108,163	462,607	413,080

21. COST OF SERVICES PROVIDED AND PRODUCTS SOLD

	Company		Consolidated
	03/31/04	03/31/03	03/31/04	03/31/03

Personnel	(1,996)	(1,863)	(5,637)	(4,130)
Outside services	(1,969)	(2,198)	(8,154)	(12,502)
Connections	(1,489)	(1,324)	(8,354)	(8,562)
Rent, insurance and condominium fees	(1,620)	(688)	(4,290)	(2,617)
Interconnection	(2,536)	(12,973)	(20,424)	(48,088)
Taxes and contributions	(269)	(3,181)	(1,038)	(13,934)
Depreciation and amortization	(11,987)	(12,676)	(38,721)	(37,922)
Cost of products sold	(27,425)	(15,604)	(91,833)	(60,674)
Other	(418)	(942)	(3,207)	(2,657)
Total	(49,709)	(51,449)	(181,658)	(191,086)

22. SELLING EXPENSES

	Company		Consolidated
	03/31/04	03/31/03	03/31/04	03/31/03

Personnel	(4,830)	(1,347)	(15,357)	(6,333)
Supplies	(648)	(84)	(1,837)	(1,008)
Outside services	(17,494)	(8,234)	(66,459)	(39,503)
Rent, insurance and condominium fees	(768)	(461)	(2,058)	(1,530)
Taxes and contributions	(47)	(21)	(243)	(88)
Depreciation and amortization	(1,093)	(607)	(4,486)	(2,023)
Allowance for doubtful accounts	(3,189)	(2,021)	(16,737)	(9,510)
Other	(3)	(173)	(6)	(465)
Total	(28,072)	(12,948)	(107,183)	(60,460)

23. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	03/31/04	03/31/03	03/31/04	03/31/03

Personnel	(6,216)	(9,759)	(12,629)	(12,248)
Supplies	(285)	(395)	(704)	(1,002)
Outside services	(4,337)	(11,247)	(12,843)	(22,919)
Rent, insurance and condominium fees	(466)	(1,067)	(1,650)	(1,371)
Taxes and contributions	(69)	(581)	(252)	(741)
Depreciation and amortization	(3,475)	(3,176)	(8,205)	(6,648)
Other	-	(88)	-	(196)
Total	(14,848)	(26,313)	(36,283)	(45,125)

24. OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	03/31/04	03/31/03	03/31/04	03/31/03

Income
Fines	2,539	960	8,728	5,650
Recovered expenses	1,161	152	2,645	209
Reversal of reserves	7	336	1,902	533
Corporate services	8,263	11,046	-	-
Other	847	103	2,599	749
Total	12,817	12,597	15,874	7,141

Expenses
Reserve for contingencies	(197)	-	(930)	(98)
Telegoiás and NBT goodwill amortization	(390)	(390)	(390)	(390)
Taxes other than on income	(2,521)	(2,466)	(8,325)	(6,566)
Donations and sponsorship	(124)	(275)	(841)	(1,175)
Other	(149)	(17)	(538)	(68)
Total	(3,381)	(3,148)	(11,024)	(8,297)

25. FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	03/31/04	03/31/03	03/31/04	03/31/03

Income
Interest	5,510	16,607	40,173	59,693
Exchange variations	5	16,124	5	22,176
Hedge operations, net	(233)	-	(984)	-
(-) PIS/COFINS on financial income	(1,380)	(1,473)	(4,847)	(3,970)
Total	3,902	31,258	34,347	77,899

Expenses
Interest	(2,260)	(15,357)	(10,919)	(25,554)
Monetary/exchange variations	(4,527)	-	(7,137)	-
Hedge operations, net	(608)	(19,935)	(1,954)	(25,048)
Total	(7,395)	(35,292)	(20,010)	(50,602)
Financial income (expense), net	(3,493)	(4,034)	14,337	27,297

26. TAXES ON INCOME

The Company and its subsidiaries estimate monthly the amounts for income and social contribution taxes, on the accrual basis. The subsidiary TCO IP has tax losses without deferral of income and social contribution taxes since no taxable income is expected. The income and social contribution taxes effect on these losses is recorded under “Unrecognized income and social contribution taxes” in the reconciliation of taxes on income below, in the amount of R$307. Deferred taxes are provided on temporary differences as shown in Note 7. Income and social contribution taxes charged to income consist of the following:

	Company		Consolidated
	03/31/04	03/31/03	03/31/04	03/31/03

Income tax	(7,402)	(5,947)	(39,135)	(36,004)
Social contribution tax	(2,667)	(2,142)	(14,075)	(12,965)
Total	(10,069)	(8,089)	(53,210)	(48,969)

A reconciliation of the taxes on income reported and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	03/31/04	03/31/03	03/31/04	03/31/03

Income before taxes	109,628	100,316	154,497	143,018
Income and social contribution taxes at combined statutory rate	(37,274)	(34,108)	(52,529)	(48,627)
Permanent additions:
Donations and sponsorship	-	(31)	(54)	(286)
Other	(196)	(179)	(362)	(328)
Permanent exclusions-
Equity pick-up	27,396	26,223	-	-
Other-
Unrecognized income and social contribution taxes on temporary differences - TCO IP	-	-	(307)	330
Surtax difference	5	6	42	42
Other	-	-	-	(100)
Income and social contribution taxes charges	(10,069)	(8,089)	(53,210)	(48,969)

27. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

The Company and its subsidiaries provide cellular mobile services in the States of Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Acre, Amazonas, Roraima, Amapá, Pará, Maranhão and Distrito Federal, in accordance with the terms of concessions granted by the Federal Government. The operators are also engaged in the purchase and sale of handsets through their own sales network as well as distribution channels, thus fostering their essential activities. The major market risks to which the Company and its subsidiaries are exposed include:

• Credit risk - arising from any difficulty in collecting telecommunication services provided to customers and revenues from the sale of handsets by the distribution network.

• Interest rate risk - resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of interest expenses increasing as a result of an unfavorable upward trend in interest rates (LIBOR, CDI and TJLP).

• Currency risk - related to debt contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

Since they were formed, the Company and its subsidiaries have been actively managing and mitigating risks inherent in their operations by means of comprehensive operating procedures, policies and initiatives.

Credit risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the Company’s customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services. Of the Company’s and its subsidiaries’ customers, 79% (73% as of March 31, 2003) use prepaid services that require pre-loading, thus not representing a credit risk to the Company and its subsidiaries. Delinquent receivables in the first quarter of 2004 represented 3.03% of gross revenue (1.94% as of March 31, 2003). (*)

Credit risk from the sale of handsets is managed by following a conservative credit granting policy which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customer’s balance sheet, and making inquiries of credit protection agencies’ databases. In addition, an automatic control has been implemented in the sales module for releasing products which is integrated with the distribution module of the Company’s ERP system for consistent transactions. Delinquent receivables in the distribution network represented 0.64% of handset sales in the first quarter of 2004 (0.52% as of March 31, 2003) for the Company. (*)

(*) Calculation of delinquent receivables:

(Loss and allowance for delinquent receivables/gross revenues from services) * 100

(Loss and allowance for delinquent receivables/gross revenues from sales of products) * 100

Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in TJLP (local index) on financing from BNDES. As of March 31, 2004, these operations amounted to R$160,106 (R$171,067 as of December 31, 2003).

The Company is also exposed to interest rate risk, especially associated with the cost of CDI rates, due to its exchange rate derivative transactions. However, the balance of temporary cash investments also indexed to CDI neutralizes this effect.

The Company and its subsidiaries have not entered into derivative operations to hedge against these risks.

Foreign currency-denominated loans are also exposed to Libor interest rate risk associated with foreign loans. As of March 31, 2004, these operations amounted to US$54,508 (US$53,722 as of December 31, 2003).

Currency risk

The Company and its subsidiaries utilize derivative instruments to protect against currency risk on foreign currency-denominated loans. Such instruments usually include swap contracts.

The Company’s and its subsidiaries’ net exposure to currency risk as of March 31, 2004 is shown in the table below:

US$

Loans and financing - US$	(55,124)
Loans and financing - UMBNDES (*)	(5,226)
Hedge instruments	61,582
Net exposure	1,232

(*) UMBNDES is a monetary unit prepared by BNDES, consisting of a basket of foreign currencies, the principal of which is the U.S. dollar; for this reason, the Company and its subsidiaries consider it as U.S. dollar in the risk coverage analysis related to fluctuations in exchange rates.

b) Derivative instruments

The Company and its subsidiaries record derivative gains and losses as a component of net financial expenses.

Book and market values of loans and financing and derivative instruments are estimated as follows:

	Book value	Market value	Unrealized gain

Loans and financing	(351,511)	(350,143)	1,368
Derivative instruments	(17,631)	(10,289)	7,342
Total	(369,142)	(360,432)	8,710

c) Market value of financial instruments

The market values of loans and financing and swap contracts were determined based on the discounted cash flows, using projected available interest rate information.

Estimated market values of the Company’s financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions may have a material effect on the estimated market values.

28. POST-RETIREMENT BENEFIT PLANS

The Company, together with other companies of the former Telebrás System, sponsors private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, all sponsors of the plans managed by Sistel were unified as to all plans then existing. On December 28, 1999, these sponsors negotiated conditions to create pension plans individualized by sponsor (PBS-TCO) and continuation of solidarity only for the participants already covered and who were in such position on January 31, 2000 (PBS-A), thus resulting in a proposal for the restructuring of Sistel’s bylaws and regulations which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

Due to the end of solidarity in December 1999, the Company individually sponsors a defined benefit plan - PBS-TCO. In addition to the supplementary pension benefit, a multiemployer health care plan (PAMA) is provided for retired employees and their dependents, at shared costs.

Contributions to the PBS-TCO Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with rules in force in Brazil. Costing is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll for employees covered by the plan, of which 12% is allocated to fund the PBS-TCO Plan and 1.5% for the PAMA Plan.

For 99% of the Company’s employees, there is an individual defined contribution plan - the TCO PREV Plan, established by Sistel in August 2000. This plan is maintained by contributions made by both participants (employees) and the sponsors, which are credited to participants’ individual accounts. The Company is also responsible for the administrative and plan maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS-TCO) were granted the option of migrating to the TCO PREV Plan. This option was extended to employees who did not participate in the PBS-TCO Plan, as well as to all new hires. The Company’s contributions to the TCO PREV Plan are equal to those of the participants, up to 8% of the contribution salary, according to the percentage chosen by the participant.

In the first quarter of 2004, the Company contributed the amount of R$1 (R$2 in 2003) to the PBS-TCO Plan and R$964 (R$1,039 in 2003) to the TCO PREV Plan.

The actuarial valuation of the plans was made using the projected unit credit method. For multiemployer plans (PAMA and PBS-A), apportionment of assets was made based on the Company’s actuarial liabilities in relation to the plan’s total actuarial liabilities. As of December 31, 2003, the total liabilities recognized amounted to R$2,810.

29. CORPORATE RESTRUCTURING

In September 2000, the corporate restructuring plan was concluded, in which the goodwill paid on the privatization process of the Company was transferred to its subsidiaries.

The accounting records maintained for corporate and tax purposes include the Companies’ specific accounts related to merged goodwill, the related reserve, and the respective amortization, reversal and tax credit. As of December 31, 2003, balances are as follows:

	Balances on date of merger	Company		Consolidated
		03/31/04	12/31/03	03/31/04	12/31/03

Balance sheet:
Merged goodwill	322,693	14,027	18,703	48,403	64,538
Merged reserve	(212,977)	(9,258)	(12,344)	(31,946)	(42,595)
Net effect equivalent to merged tax credit	109,716	4,769	6,359	16,457	21,943

Statement of income:
Goodwill amortization		(4,676)	(4,676)	(16,135)	(16,135)
Reversal of reserve		3,086	3,086	10,649	10,649
Tax credit		1,590	1,590	5,486	5,486
Effect on net income		-	-	-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the mandatory minimum dividend. For a better presentation of the financial position of the Companies in the financial statements, the net amount which, in essence, represents the merged tax credit balance was classified in the balance sheet as current and noncurrent assets under deferred taxes (Note 7).

30. RELATED-PARTY TRANSACTIONS

The principal transactions with unconsolidated related parties are as follows:

a) Use of network and long-distance (roaming) cellular communication - these transactions involve companies owned by the same Group: Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telesp Celular S.A., Global Telecom S.A. and Celular CRT S.A. Part of these transactions was established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by ANATEL.

b) Corporate services are transferred to subsidiaries at the cost effectively incurred.

c) Payables to affiliates refer to loans between the Company and its subsidiaries.

A summary of balances and transactions with unconsolidated related parties is as follows:

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31/03

Assets:
Trade accounts receivable	7,766	4,057	999	415
Receivables from subsidiaries and affiliates	105,517	97,636	420	-
Loans and financing	5,276	4,301	-	-

Liabilities:
Trade accounts payable	1,440	1	1,248	272
Payables to subsidiaries and affiliates	3,410	913	4,593	6,040
Statement of income:
Revenue from telecommunication services	-	48	-	-
Cost of services provided	(87)	(55)	(1,353)	-
Selling expenses	(3,576)	(932)	(5,030)	-
General and administrative expenses	(671)	(1,176)	(6,023)	-
Financial income (expenses), net	247	(283)	-	-
Other operating income, net	5,401	11,386	-	-

31. INSURANCE (CONSOLIDATED)

The Company and its subsidiaries monitor risks inherent in their activities. Accordingly, as of March 31, 2004, the Companies had insurance to cover operating risks, civil liability, health, etc. Companies’ management considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Type	Insured Amount

Operating risks	872,580
General civil liability	5,822
Vehicle fleet	200

32. AMERICAN DEPOSITARY RECEIPTS (ADRs) PROGRAM

On November 16, 1998, the Company started trading ADRs on the New York Stock Exchange (NYSE), with the following characteristics:

• Type of shares: preferred.

• Each ADR represents 3,000 preferred shares.

• Shares are traded as ADRs, under the code “TRO”, on the New York Stock Exchange.

• Foreign depositary bank: The Bank of New York.

• Custodian bank in Brazil: Banco Itaú S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.